350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

May 15, 2008	OTCBB: LGCPF

LINCOLN GOLD PRIVATE PLACEMENT

LINCOLN GOLD CORPORATION (OTCBB: LGCPF) is pleased to announce that the Company is proceeding with a private placement of 10,000,000 units at a price of US $0.15 per unit for total proceeds of US $1,500,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire one additional common share at a price of US $0.25 per share for a period of 2 years. The securities issued in the private placement will be subject to a six month 144 hold period. Finder’s fees in cash will be paid to the finder in this offering.

LINCOLN GOLD CORPORATION

“Paul F. Saxton”

President

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

The securities being offered in the proposed private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements of the Securities Act.

All statements in this release, other than statements of historical facts, which address future financing, development and mining activities of Lincoln Gold Corp. are forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include Lincoln Gold Corp.’s ability to complete the contemplated private placement and Lincoln Gold Corp.’s future land acquisition and exploration.

Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Lincoln Gold Corp.’s business and operations are subject to the risks set forth in Lincoln Gold Corp.’s most recent Form 10-KSB, Form 10-QSB and other SEC filings which are available through EDGAR at www.sec.gov. These are among the primary risks we foresee at the present time. Lincoln Gold Corp. assumes no obligation to update the forward-looking statements.